Exhibit 3.17

AMENDED CERTIFICATE OF INCORPORATION

Linsco/Private Ledger Insurance Associates, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors (the “Board”) of said corporation, by the unanimous written consent of its members filed with the minutes of the Board a resolution proposing and declaring advisable the following amendment to the Amended Certificate of Incorporation of said Corporation:

RESOLVED:	That Article 1 of the Amended Certificate of Incorporation of Linsco/Private Ledger Insurance Associates, inc. be amended by changing the First Article thereof so that, as amended, said Article shall be and read as follows:

1.	The name of the corporation is LPL Insurance Associates, Inc.

SECOND: That in lieu of a meeting and vote of the sole stockholder, the stockholder has given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware,

FOURTH: That this Amended Certificate of Amendment of the Certificate of Incorporation shall be effective on February 3, 2009.

IN WITNESS WHEREOF, said Linsco/Private Ledger Insurance Associates, Inc. has caused this certificate to be signed by Stephanie L. Brown, its Secretary, this 3rd day of February, 2009.

By:	/s/ Stephanie L. Brown
Stephanie L. Brown, Secretary